SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 37)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  June 9, 2004
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

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(4)    Source of Funds (See Instructions)
                                          --------------------------------------
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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
       2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------
       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power     5,324,300***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,483,900**
-------------------                                  --------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  8,808,200**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   29.26 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.


** Includes shares owned by National Amusements, Inc.

*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
         -----------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,483,900
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,483,900
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    11.57%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 37 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power of 3,483,900 Common Shares, or approximately 11.57%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of May 10, 2004).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 5,324,300 Common Shares, or approximately 17.68%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,808,200 Common Shares, or approximately 29.26%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004).

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 9, 2004 (the "Trade Date"), Mr. Sumner M. Redstone entered into a Share Forward Transaction (the "Transaction") with an unrelated third party ("Buyer") relating to 1,000,000 shares of common stock of the Issuer, pursuant to which Mr. Redstone has transferred some of the economic risk of owning the shares to Buyer. The confirmation relating to the Transaction is attached hereto as
Exhibit 2. The Transaction will be settled in ten equal tranches of 100,000 shares three currency business days after: March 23, 2005 with respect to tranche 1; March 30, 2005 with respect to tranche 2; May 2, 2005 with respect to tranche 3; May 9, 2005 with respect to tranche 4; June 6, 2005 with respect to tranche 5; June 13, 2005 with respect to tranche 6; July 7, 2005 with respect to tranche 7; August 8, 2005 with respect to tranche 8; August 11, 2005 with respect to tranche 9; and August 16, 2005 with respect to tranche 10 (the number of shares of common stock of the Issuer with respect to which each settlement relates being the "Reference Amount" for that settlement). The Transaction specifies a "Contingency Price" of $32.10 per share and a "Forward Floor Price" of $24.41 per share. On each settlement date, Mr. Redstone, unless he has elected cash settlement as described in the following sentence, will deliver to
Buyer: (i) if the "Settlement Price" (a market-based price as determined under the terms of the Transaction) for such settlement date is greater than the Contingency Price, a number of shares equal to the Reference Amount for that settlement date; and (ii) if the Settlement Price is less than or equal to the Contingency Price, a number of shares equal to the Reference Amount for that settlement date plus an additional number of shares (the "Contingently Cash-Settled Delivery Amount") equal to (a) such Reference Amount multiplied by
(b) the lesser of (x) the Contingency Price minus the Settlement Price and (y) the excess of the Contingency Price over the Forward Floor Price, divided by (c) the Settlement Price (except that if the Settlement Price is less than or equal to $10.00, Mr. Redstone shall deliver the Reference Amount of shares and make a cash payment to the Buyer in respect of the Contingently Cash-Settled Delivery Amount). In lieu of delivering shares, Mr. Redstone may elect cash settlement for any tranche. Mr. Redstone will receive a prepayment from Buyer in the amount of $32,100,000 within three currency business days of the Trade Date. The proceeds of the transaction are to be used for investment purposes.

In connection with the Transaction, Mr. Redstone will deposit and maintain 1,000,000 shares of common stock of the Issuer, and additional cash or securities with a value, after applicable haircuts, of $7,690,000, in a collateral account, maintained by the Buyer, to secure his obligations pursuant to the Transaction. He has also entered into an arrangement beginning on July 10, 2004, pursuant to which Buyer can cause the collateral to be loaned either to itself or to others.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

Exhibit 2

A share forward agreement between Mr. Sumner M. Redstone and Bear Stearns Bank plc is attached hereto as Exhibit 2.

                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     June 15, 2004                         /s/ Sumner M. Redstone
                                           -------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                         National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer

				TABLE OF EXHIBITS
--------------------------------------------------------------------------

EXHIBIT 1 A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc.

EXHIBIT 2 A share forward agreement between Mr. Sumner M. Redstone and Bear Stearns Bank plc



				   Exhibit 1

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 30th day of July, 2002.

                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer

                           By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually

					Exhibit 2


DATE:                               June 14, 2004

TO:                                 Mr. Sumner M. Redstone
                                    c/o National Amusements, Inc.
                                    200 Elm Street
                                    Dedham, MA 02026-4536
TELEPHONE:                          212-258-6310
FACSIMILE:                          212-258-6311

FROM:                               Derivatives Documentation
TELEPHONE:                          212-272-2711
FACSIMILE:                          212-272-9857

SUBJECT:                            Equity Derivatives Draft Confirmation

REFERENCE NUMBER(S):                NY30188

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Bank plc ("Bear Stearns") and Mr. Sumner M. Redstone ("Counterparty"). This letter agreement constitutes the sole and complete Confirmation with respect to this Transaction.

1. Bear Stearns is an "Affiliate" for purposes of the Bear Stearns Account Agreement (the "Account Agreement") among each and every Affiliate (as defined in the Account Agreement) of Bear, Stearns & Co. Inc. and/or Bear, Stearns Securities Corp. and Counterparty dated as of May 24, 2004 and relating to account number 380-80847; therefore, this Transaction entitles Bear Stearns to all of the rights and remedies in respect of this Transaction set forth in the Account Agreement. These rights and remedies are in addition to, and not in substitution for, those which may be set forth in any account documentation relating to the account maintained by Counterparty at the applicable Affiliate.

     The parties agree that an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the "Master Agreement") shall be deemed to have been executed and delivered by the parties on the Trade Date of the first Transaction that by its terms is intended to be governed by a Master Agreement. All provisions contained in, or incorporated by reference shall govern the Transaction referenced in this Confirmation, except as expressly modified below; provided, however, that Sections 3, 4, 5 and 6 of the Master Agreement shall not govern this Transaction. Subject to the foregoing, this Confirmation shall supplement, form a part of and be subject to the Master Agreement.

     This Confirmation is subject to and incorporates the 2000 ISDA Definitions (the "Definitions") and the 2002 Equity Derivatives Definitions (the "2002 Definitions"), each as published by ISDA. For purposes of the 2002 Definitions, this Transaction shall be a "Share Forward Transaction".

     In the event of any inconsistency between this Confirmation and the Definitions, 2002 Definitions, the Account Agreement or the Master Agreement, this Confirmation shall prevail. In the event of any inconsistency between the Master Agreement and the Account Agreement, the Account Agreement shall prevail.

2. The terms of the particular Transaction to which this Confirmation relates are as follows

Page 2 of 10
NY30188

General Terms:
     Trade Date:                         June 9, 2004

     Seller:                             Counterparty

     Buyer:                              Bear Stearns

     Shares:                             Common shares of WMS Industries, Inc.
                                         currently trading under the ticker
                                         symbol "WMS"

     Tranche: Each of the ten portions of this Transaction separately relating to a number of Shares equal to the applicable Reference Amount

     Reference Amount:                   Each Tranche shall have the relevant
                                         Reference Amount specified below:

                                           Tranche        Reference Amount
                                           -------        ----------------
                                               1              100,000
                                               2              100,000
                                               3              100,000
                                               4              100,000
                                               5              100,000
                                               6              100,000
                                               7              100,000
                                               8              100,000
                                               9              100,000
                                              10              100,000

     Aggregate Reference                 1,000,000
     Amount:

     Variable Obligation:                Applicable

     Prepayment:                         Applicable

     Prepayment Amount:                  USD 32,100,000.00

     Prepayment Date:                    Three Currency Business Days after the
                                         Trade Date

     Forward Floor Price:                USD 24.41

     Forward Cap Price:                  Not Applicable

     Contingency Price:                  USD 32.10

     Exchange:                           The New York Stock Exchange, Inc.

     Related Exchange(s):                All Exchanges

     Clearance Systems:                  The Depository Trust Company (DTC)

     Calculation Agent:                  Bear Stearns

Valuation:
     Valuation Time:                     The Scheduled Closing Time

Page 3 of 10
NY30188

     Valuation Dates:                    Each Tranche shall have the
                                         relevant Valuation Date specified
                                         below:

                                           Tranche        Valuation Date
                                           -------        --------------
                                              1             23-Mar-05
                                              2             30-Mar-05
                                              3             2-May-05
                                              4             9-May-05
                                              5             6-Jun-05
                                              6             13-Jun-05
                                              7             7-Jul-05
                                              8             8-Aug-05
                                              9             11-Aug-05
                                             10             16-Aug-05
Settlement Terms:

     Physical Settlement:                To be determined per "Settlement Method
                                         Election"
     Settlement Currency:                USD

     Settlement Dates:                   In respect of each Tranche, three
                                         Currency Business Days after the
                                         relevant Valuation Date; provided,
                                         however, that any Settlement Date
                                         shall automatically be postponed so
                                         that neither Bear Stearns nor any
                                         Affiliate thereof would, after giving
                                         effect to such settlement, be a
                                         "beneficial owner" (within the meaning
                                         of Section 16 of the Securities
                                         Exchange Act of 1934, as amended, and
                                         the regulations promulgated thereunder)
                                         of more than 9% of the aggregate amount
                                         of the Shares outstanding.

     Settlement Method Election:         Applicable, subject to "Cash
                                         Settlement with respect to the
                                         Contingently Cash-Settled Payment
                                         Amount" below

     Electing Party:                     Seller

     Settlement Method Election          In respect of each Tranche, the fifth
     Dates:                              Scheduled Trading Day preceding the
                                         relevant Valuation Date

     Default Settlement Method:          Physical Settlement, subject to "Cash
                                         Settlement with respect to the
                                         Contingently Cash-Settled Payment
                                         Amount" below

     Contingently Cash-Settled Payment   An amount equal to (a) the Reference
     Amount:                             Amount multiplied by (b) the excess of
                                         the Contingency Price over the Forward
                                         Floor Price

Page 4 of 10
NY30188

     Contingently Cash-Settled
     Delivery Amount:                    An amount equal to (a) the Reference
                                         Amount multiplied by (b) the lesser
                                         of (x) the Contingency Price
                                         minus the Settlement Price and (y)
                                         the excess of the Contingency Price
                                         over the Forward Floor Price divided
                                         by (c) the Settlement Price

     Number of Shares to be Delivered:   Section 9.5(c) of the 2002 Definitions
                                         shall be amended and restated in its
                                         entirety as follows:

                                             Under a Share Forward Transaction
                                             for which "Variable Obligation" is
                                             applicable:

                                             (i)  If the Settlement Price is
                                                  less than or equal to the
                                                  Contingency Price, a number of
                                                  Shares equal to the Reference
                                                  Amount plus the Contingently
                                                  Cash-Settled Delivery Amount;
                                                  and
                                             (ii) If the Settlement Price is
                                                  greater than the Contingency
                                                  Price, a number of Shares
                                                  equal to the Reference Amount.

    Cash Settlement with respect         Notwithstanding anything set forth
    to the Contingently Cash-Settled     herein to the contrary, if this
    Payment Amount:                      Transaction is Physically-settled, and
                                         if the Settlement Price on the relevant
                                         Valuation Date is less than or equal to
                                         USD 10.00, then in lieu of a delivery
                                         by Counterparty of the portion of the
                                         Number of Shares to be Delivered
                                         consisting of the Contingently
                                         Cash-Settled Delivery Amount,
                                         Counterparty shall pay on the relevant
                                         Settlement Date USD cash in an amount
                                         equal to the Contingently Cash-Settled
                                         Payment Amount.
Settlement Terms if Cash Settlement is
Applicable:
   Settlement Prices:                    Each to be determined in accordance
                                         with the 2002 Definitions

   Cash Settlement Payment Dates:        In respect of each Tranche, three
                                         Currency Business Days after the
                                         relevant Valuation Date

Dividends: In respect of each Tranche of the Transaction, Seller shall pay Buyer on each Dividend Payment Date an amount equal to the related Dividend Amount multiplied by the Reference Amount.

Page 5 of 10
NY30188

   Dividend Amount:                      In respect of the related Dividend
                                         Payment Date, 100% of the gross cash
                                         dividend per Share most recently
                                         declared by the Issuer to holders of
                                         record of a Share, where the date that
                                         the Shares have commenced trading
                                         ex-dividend on the Exchange occurs
                                         during the period from and including
                                         the immediately prior Dividend Payment
                                         Date (or the Trade Date in the case of
                                         the first Dividend Payment Date) to but
                                         excluding the related Dividend Payment
                                         Date.

   Dividend Payment Dates:               With respect to each Tranche of the
                                         Transaction, each Currency Business Day
                                         immediately following the day on which
                                         the related Dividend Amount is paid by
                                         the Issuer; provided that each Dividend
                                         Payment Date shall occur during the
                                         Dividend Period and that the last
                                         Dividend Payment Date shall fall on the
                                         relevant Valuation Date.

   Extraordinary Dividend:               Not Applicable

   Excess Dividend Amount:               Not Applicable

   Dividend Period:                      With respect of each Tranche, the
                                         period from but excluding the Trade
                                         Date to and including the relevant
                                         Valuation Date

Share Adjustments:

   Method of Adjustments:                Calculation Agent Adjustment; provided,
                                         however, that any reference to "Number
                                         of Shares" in Section 11.2(c) of the
                                         2002 Definitions shall be replaced with
                                         "Reference Amount".

Consequences for Merger Events:

   Share-for-Share:                      Alternative Obligation; provided,
                                         however, that any reference to "Number
                                         of Shares" in Section 12.2(a) of the
                                         2002 Definitions shall be replaced with
                                         "Reference Amount".

   Share-for-Other:                      Modified Calculation Agent Adjustment

   Share-for-Combined:                   Component Adjustment

   Determining Party:                    Buyer

Tender Offer:                            Applicable

Consequences of Tender Offers:

   Share-for-Share:                      Alternative Obligation; provided,
                                         however, that any reference to "Number
                                         of Shares" in Section 12.2(a) of the
                                         2002 Definitions shall be replaced with
                                         "Reference Amount".

   Share-for-Other:                      Modified Calculation Agent Adjustment

   Share-for-Combined:                   Component Adjustment

Page 6 of 10
NY30188

   Determining Party:                    Buyer

Nationalization, Insolvency or           Cancellation and Payment
Delisting:

Determining Party:                       Buyer

Additional Disruption Events:

   Change in Law:                        Applicable

   Failure to Deliver:                   Applicable

   Insolvency Filing:                    Applicable

   Increased Cost of Stock Borrow:       Applicable

   Initial Stock Loan Rate:              0.00%

   Hedging Party:                        Buyer

   Determining Party:                    Buyer

Non-Reliance:                            Applicable

Agreements and Acknowledgements          Applicable
Regarding Hedging Activities:

Additional Acknowledgements:             Applicable


Additional Representations and Covenants of Counterparty.

(a) Counterparty represents and warrants to Bear Stearns (which representation and warranty will be deemed repeated at all times during the period from and including the Trade Date to and including the Settlement Date or Cash Settlement Date (as the case may be)) that:

     (i) the Shares pledged as Collateral under this Transaction and any Shares delivered to Buyer hereunder in connection with this Transaction are not and shall not be subject to any condition to or restriction on the ability of the holder thereof to freely sell, assign or otherwise transfer such Shares, including any contractual restriction, requirement for receipt of approval, limitations on the status of transferees, deliveries of certifications, opinions or other documents (other than a stock power or like instrument of transfer), or requirement of registration or prospectus delivery;

     (ii) Counterparty is not an "affiliate" of the Issuer within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended, or any successor rule, regulation or provision; and

     (iii) Counterparty is not, as of the Trade Date and any date on which a Settlement Method Election is made, in possession of any material non-public information with respect to the Issuer.

(b) Counterparty shall deliver on or prior to each of (i) the Trade Date, (ii) the Settlement Date or the Cash Settlement Date (as applicable) and (iii) upon one week's notice to Counterparty, any other day as required by Bear Stearns, an unqualified opinion from Shearman & Sterling (or another international law firm of like stature) addressed to Bear Stearns (and if required by Bear Stearns, to the Issuer and/or the transfer agent for the Shares) stating that Counterparty is not on any such relevant date an "affiliate" of the Issuer within the meaning of the Securities Act of 1933, as amended, and of Rule 144 promulgated thereunder. Failure to deliver any such opinion shall constitute a Default with respect to Counterparty under the Account Agreement if such failure remains uncured on the third Currency Business Day following the date of required delivery.

Events of Default.

Page 7 of 10
NY30188

For the avoidance of doubt and without limiting any obligations or liabilities of Counterparty under the Account Agreement, any breach by Counterparty of clause (a) or (b) under "Additional Representations of Counterparty" above shall constitute a Default (as defined in the Account Agreement) under Section 6(e) of the Account Agreement.

Collateral Provisions.

(a) On or before the Currency Business Day following the Trade Date, Counterparty shall deliver to and at all times maintain with Bear Stearns as collateral (i) Shares in number equal to the Aggregate Reference Amount and (ii) cash or securities in a form acceptable to Bear Stearns with a haircut USD value equal to (the value of any securities, including without limitation any applicable haircuts applied thereto, being determined by Bear Stearns, provided that such haircuts shall be consistent with the terms of the account agreement dated as of September 15, 1993 among Counterparty, Bear, Stearns Securities Corp. and Bear, Stearns & Co. Inc. with respect to account # 248-03709) (x) the excess of the Contingency Price over the Forward Floor Price multiplied by (y) the Aggregate Reference Amount.

(b) These Collateral Provisions shall be deemed a security agreement, and shall be governed by the laws of the State of New York, without giving effect to the conflicts or choice of law provisions thereof. The Counterparty hereby grants a first priority continuing security interest in all Collateral provided hereunder and in any and all substitutions therefor, proceeds thereof and distributions thereon. These Collateral Provisions constitute a Credit Support Document and the failure by a party to deliver or return Collateral in accordance with these Collateral Provisions (if such failure is not remedied on or before the Local Business Day after notice of such failure is given to such party) shall constitute a Default for purposes of Section 6 of the Account Agreement with respect to such party. (c) Any Collateral to be held pursuant to these Collateral Provisions shall be maintained subject to the Account Agreement.

(d) The parties agree that, notwithstanding this Confirmation or the Account Agreement Bear Stearns may only borrow, repledge, use in its own business and rehypothecate the Shares pledged by Counterparty as Collateral on the terms agreed between the parties in the separate letter agreement relating to securities lending arrangements dated as of June 10, 2004.

Agency. Counterparty acknowledges that Bear, Stearns & Co. Inc. ("BS&C") has acted as agent for Counterparty solely for the purposes of arranging this Transaction with its Affiliate, Bear Stearns and has acted as agent for Bear Stearns (without accepting any liability for Bear Stearns's performance or non-performance of Bear Stearns's obligations under the Transaction) in connection with the execution of this confirmation on Bear Stearns's behalf. This Confirmation is being provided by BS&C in such capacity. Upon your written request, BS&C will furnish you with the time at which this Transaction was entered into.

Non-Confidentiality. Notwithstanding any agreement or representation, written or oral, made by either party in connection with this Transaction, each of the parties (and each employee, representative, or other agent of the aforementioned) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of any Transaction hereunder and all materials of any kind (including opinions or other analyses) that are provided to it relating to such tax treatment and tax structure.

Additional Provisions

Non-Reliance. Each party represents to the other party that (a) it has not received and is not relying upon any legal, tax, regulatory, accounting or other advice (whether written or oral) of the other party regarding this Transaction, other than representations expressly made by that other party in this Confirmation and in the Account Agreement and (b) in respect of this Transaction, (i) it has the capacity to evaluate (internally or through independent professional advice) this Transaction and has made its own decision to enter into this Transaction and (ii) it understands the terms, conditions and risks of this Transaction and is willing to assume (financially and otherwise) those risks. Counterparty acknowledges that Bear Stearns has

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NY30188

advised Counterparty to consult its own tax, accounting and legal advisors in connection with this Transaction evidenced by this Confirmation and that the Counterparty has done so.

Eligible Contract Participant. Each party represents that it constitutes an "eligible contract participant" as such term is defined in Section 1(a)12 of the Commodity Exchange Act, as amended.

Payment Date Netting. The parties agree that subparagraph (ii) of Section 2(c) of the Master Agreement will not apply to any Transactions that are or will be governed by the Master Agreement. Thus all amounts payable on the same date in the same currency in respect of all Transactions shall be netted.

Governing Law. The laws of the State of New York, without reference to the choice or conflicts of law principles thereof.

Termination Currency. USD shall be the Termination Currency.

Transfer. Bear Stearns may transfer its rights and obligations under this Transaction, in whole or in part, to any of its Affiliates without Counterparty's consent; provided that Counterparty does not provide to Bear Stearns an opinion of recognized tax counsel or accountants that such transfer could result in a substantial likelihood (a) of Counterparty being required to withhold as a result of any tax and to "gross up" under the Account Agreement;
(b) that Counterparty could be withheld against, and that the transferee of Bear Stearns would not be required to "gross up" under the Account Agreement; or (c) of other adverse tax consequences to Counterparty.


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NY30188

Contact information. The addresses for notice to the parties shall be:


(a) Counterparty:

Mr. Sumner M. Redstone
c/o National Amusements, Inc.
200 Elm Street
Dedham, MA 02026-4536

(b) Bear Stearns:

Bear Stearns Bank plc
Block 8, Harcourt Centre
Charlotte Way
Dublin 2, Ireland
Tel (353-1) 402 6200
Fax (353-1) 402-6223

with a copy to:

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Attention: Patrick Dempsey

This Confirmation may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Counterparty hereby agrees to check this Confirmation and to confirm that the foregoing correctly sets forth the terms of the Transaction by signing in the space provided below and returning to Bear Stearns a facsimile of the fully-executed Confirmation to 212-272-9857. For inquiries regarding U.S. Transactions, please contact Robin Black by telephone at 212-272-6345. For all other inquiries please contact Orlaith O'Dea by telephone at 353-1-402-6220. Originals will be provided for your execution upon your request.

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NY30188

We are very pleased to have executed this Transaction with you and we look forward to completing other transactions with you in the near future.

Very truly yours,

BEAR, STEARNS & CO. INC., AS AGENT FOR BEAR, STEARNS BANK PLC



By:      /s/ Harry Engelman
         ----------------------------------

         Name: Harry Engelman

         Title: Senior Managing Director





Counterparty hereby agrees to, accepts and confirms the terms of the foregoing as of the Trade Date.

Mr. Sumner M. Redstone



By:      /s/ Sumner M. Redstone
         ----------------------------------